SEC  MMISSION

07008486

A... ...EPORT

**FORM X-17A-5**
**PART III**

OMB APPROVAL
OMB Number: 3235-0123
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hours per response...... 12.00

SEC FILE NUMBER
8-593

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
NOV 27 2007
BRANCH OF REGISTRATIONS AND EXAMINATIONS
05

**FACING PAGE**

**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING 10/1/06 AND ENDING 9/30/07
MM/DD/YY MM/DD/YY

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Olmsted & Mulhall Inc

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

(No. and Street)

(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Flegal + Tibbitts

(Name – *if individual, state last, first, middle name*)

(Address) (City) (State) (Zip Code)

**CHECK ONE:**

- ☐ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
JAN 18 2008
THOMSON FINANCIAL

**FOR OFFICIAL USE ONLY**

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

*ESTABLISHED 1920*

# OLMSTED & MULHALL, INC.

**Investment Securities**

100 WEST CROSSTOWN PARKWAY • KALAMAZOO, MICHIGAN 49001-2761 • PHONE 269-342-0111
FAX 269-342-8229 • EMAIL OLMSTED@NET-LINK.NET

## OLMSTED & MULHALL, INC.
## STATEMENT OF FINANCIAL CONDITION
## SEPTEMBER 30, 2007

| | | | | |
|---|---|---|---|---|
| **ASSETS** | | | | |
| Cash | $ | 536,132 | | |
| Accounts receivable | | 5,220 | | |
| Prepaid expenses | | 2,439 | | |
| Property and equipment at cost - net of depreciation | | 10,906 | $ | 554,697 |
| **LIABILITIES** | | | | |
| Accounts payable | $ | 10,647 | | |
| Other current liabilities | | 49,554 | | |
| | $ | 60,201 | | |
| Stockholders' equity | | | | |
| Common stock - $10 par value - authorized 5,000 shares | | | | |
| Issued and outstanding 250 shares | $ | 2,500 | | |
| Paid in capital | | 25 | | |
| Retained earnings | | 491,971 | | |
| | $ | 494,496 | $ | 554,697 |

## NOTES TO FINANCIAL CONDITION

### STATEMENT OF SIGNIFICANT ACCOUNTING POLICIES

Assets, liabilities, revenues and expenses are recognized on the accrual basis of accounting.

Fixed assets are recorded at cost less accumulated depreciation which is computed principally by the declining balance method.

### NET CAPITAL REQUIREMENTS

As a registered broker-dealer the Company is required to maintain sufficient capital to cover current indebtedness as defined in certain "Net Capital Rules". Specifically, "aggregate indebtedness" shall not exceed fifteen times its "net capital" or a net capital ratio of 15 to 1. At September 30, 2007 the Company's net capital ration was .13 to 1, substantially better than the required 15 to 1. Required "net capital" is $100,000 while actual computed "net capital" was $478,299.

### ANNUAL AUDIT REPORT REQUIREMENT

The Firm's most recent annual audit report pursuant to Rule X-17A-5 is available for examination and copying at the Firm's office or at the office of Securities and Exchange Commission in Chicago, Illinois.

### REPORT OF CERTIFIED PUBLIC ACCOUNTANT

To Olmsted & Mulhall, Inc.

We have examined the financial condition of Olmsted & Mulhall, Inc. as of September 30, 2007. Our examination was made in accordance with auditing standards generally accepted in the United States of America, an accordingly included such tests of the accounting records and such other auditing procedures as we considered necessary in the circumstances.

In our opinion, the statement referred to above presents fairly the financial position of Olmsted & Mulhall, Inc. at September 30, 2007 in conformity with accounting principles generally accepted in the United States of America applied on a consistent basis.

Flegal & Tibbits

Flegal & Tibbits
Portage, Michigan

END